SECURIT 06006362 ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/17/04 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diamond Edge Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, 5TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LORI SCHIAFFINO (212) 201-2406
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRAGER AND FENTON LLP
(Name – *if individual, state last, first, middle name*)

675 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017-5704 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LORI SCHIAFFINO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIAMOND EDGE CAPITAL PARTNERS, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREW E. LEWIN
Notary Public, State of New York
No. 02LE6123686
Qualified in Westchester County
Commission Expires Mar. 14, 2009

Notary Public

Signature

MANAGING PARTNER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIAMOND EDGE CAPITAL PARTNERS, LLC

(A Wholly-Owned Subsidiary of
Diamond Edge Capital Holdings, LLC)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004
(With Independent Auditor's Report)

PRAGER AND FENTON

CERTIFIED PUBLIC ACCOUNTANTS

675 THIRD AVENUE NEW YORK, NY 10017-5704 (212) 972-7555 FAX (212) 370-1532

PRAGER AND FENTON LLP

INDEPENDENT AUDITOR'S REPORT

To the Member and Board of Directors
Diamond Edge Capital Partners, LLC
New York, New York

We have audited the accompanying statements of financial condition of Diamond Edge Capital Partners, LLC (a Wholly-Owned Subsidiary of Diamond Edge Capital Holdings, LLC) (the Company) as of December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Diamond Edge Capital Partners, LLC as of December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Prager and Fenton LLP

March 13, 2006

DIAMOND EDGE CAPITAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of
Diamond Edge Capital Holdings, LLC)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004

Assets	**2005**	**2004**
Current Assets		
Cash and cash equivalents	$ 231,327	$ 58,453
Accounts receivable	385,830	-
Prepaid expenses	55,557	-
Other Current Assets	13,596	-
Total Current Assets	686,310	58,453
Total Assets	**$ 686,310**	**$ 58,453**
Liabilities and Member's Equity		
Current Liabilities		
Accounts payable and accrued expenses	$ 97,358	$ 20,067
Member's Equity	588,952	38,386
Total Liabilities and Member's Equity	**$ 686,310**	**$ 58,453**

The Accompanying Notes are an
Integral Part of These Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

The Business

Diamond Edge Capital Partners, LLC ("the Company") was formed February 17, 2004, as a limited liability company in the state of Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company specializes as a placement agency, primarily focusing on the alternative asset investment community. The Company's clients consist of hedge fund managers, private equity/venture capital managers and real estate managers.

Revenue Recognition

Fee revenue consists of investment placement fees, management fees, and incentive fees. Revenue is recorded either upon the capital commitment or upon the actual draw down of capital. In certain instances, retainer fees are received which are recorded as earned.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash and have original maturities of three months or less.

Income Taxes

The Company is a single-member LLC and as such is a disregarded entity for tax purposes. The Company's taxable income is included in the partnership return of its parent, Diamond Edge Capital Holdings, LLC. As a partnership, there is no Federal or New York State income tax; instead the earnings and losses are included in the personal returns of the parent's members and taxed depending on their personal tax situations. Accordingly, the financial statements do not reflect a provision or liability for Federal or New York State income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates.

NOTES TO FINANCIAL STATEMENTS

Note 2 - Irrevocable Standby Letter of Credit

The Company has an irrevocable standby letter of credit with City National Bank ("CNB") in the amount of approximately $100,800 expiring November, 2006, which is used as a security deposit for the Company's landlord.

Note 3 - Related Party Transactions

The Company is a wholly-owned subsidiary of Diamond Edge Capital Holdings, LLC ("DECH").

The Company's accounting and bookkeeping services are provided by a company owned by one of the members of DECH. For 2005, the Company incurred $12,000 for services rendered, which amount has been included in accounts payable and accrued expenses in the accompanying financial statements.

Note 4 - Concentrations of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents, and accounts receivable. The Company deposits its cash and cash equivalents in a high quality financial institution in amounts which at times exceed federally insured limits. Credit risk on accounts receivable is concentrated in three customers.

Note 5 - Net Capital Requirements

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000. Net capital changes from day to day, and at December 31, 2005 and 2004, the Company had net capital, as defined, of $133,969 and $38,386, which exceeds the minimum statutory requirement.

Note 6 - Rule 15c3-3

The Company does not carry accounts for customers or otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption under paragraph (k)(1) of that rule.

Note 7 - Commitments and Contingencies

In November, 2005, the Company entered into an agreement to lease its new operating facilities through October 31, 2010. As part of this agreement, the landlord has agreed to contribute up to approximately $103,000 to the cost of labor and materials for the portion of the tenant's initial alteration work which constitute qualified renovations as defined in the agreement.

Future minimum lease commitments are as follows:

Year Ending December 31,	
2006	$100,737
2007	103,255
2008	105,836
2009	108,482
2010	111,194
Total	$529,504

In addition to fixed minimum rentals, the lease provides for various real estate tax and cost-of-living escalations.